RECEIVED
2009 JUN 22 A 6:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years
Apollo Hospitals
touching lives

June 8, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

09046369

SUPPL

Dear Sir,

Sub:- Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 – Reg.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

....

Please find enclosed the disclosures as required under Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations 1992 in respect of equity shares sold by the Director of the Company. Copy of the disclosures received from the Directors is also enclosed for your reference.

Please take this on record.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

dlw 6/22

IS/ISO 9001:2000

Organization Accredited by Joint Commission International

FORM - D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 1992

(Regulations 13(4) and (6)

Regulation 13(4) - Details of change in shareholding of Director or Officer of a Listed Company

Name and Address of Director / Officer	No. & % of shares/ voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition / sale of shares / voting rights	Date of intimation to company	Mode of Acquisition/ Sale (Open market / public / rights / pre-ferential offer etc)	No. & % of shares/ voting rights post acquisition / Sale	Trading member through whom the trade was executed with SEBI Regn. No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy value INR in Crores	Sell Quantity	Sell Value (Rs.in crs)
Dr. Prathap C Reddy	2,754,650	4th June 2009	6th June 2009	Open Market	2,204,650	ASCIL	NSE	N.A	N.A	300000.00	15.68
No. 19 Bishop Gardens	4.46%	(Sale)			3.57%		BSE			250000.00	13.02
Raja Annamalaipuram									Total	**550000.00**	**28.70**
Chennai - 600 028										(*)	

(*) Sold to M/s. PCR Investments Limited, which is forming part of Promoter Group

for APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN

CHIEF FINANCIAL OFFICER &

COMPANY SECRETARY

Place : Chennai

Date : 8th June 2009

FORM D

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992
[Regulation 13(4) and (6)]

Name & Address of Director / Officer : **Dr. Prathap C Reddy**
No. 19, Bishop Gardens
R A Puram, Chennai 600 028

Regulation 13(4) – Details of change in shareholding of Director or Officer of a Listed Company

No. & % of shares / voting rights held by the Director / Officer	Date of receipt of allotment advice / acquisition /sale of shares/voting rights	Date of intimation to company	Mode of acquisition (market purchase/public/rights/ preferential offer etc.)	No & % of shares / post acquisition / voting rights sale	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy Quantity	Buy Value	Sell Quan-tity	Sell value (Rs. In Crores)
27,54,650 4.46%	04.06.09 (Sale)	06.06.09	Market	22,04,650 3.57%	ASCIL	NSE	--	--	3,00,000	15.68
						BSE	--	--	2,50,000	13.02
								Total	*** 5,50,000**	**28.70**

*** Sold to M/s. PCR Investments Limited, which is forming part of Promoter Group**

Prathap C Reddy

(DR. PRATHAP C REDDY)

RECEIVED
2008 JUN 22 A 6:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 Years Apollo Hospitals touching lives

Date: June 3, 2009

Mr. K. Hari,
Asst. Vice President,
National Stock Exchange
Exchange Plaza, 5th Floor
Plot No.C/1, 'G' Block
Bandra – Kurla Complex
Bandra (E)
Mumbai – 400 051.

Dear Sir,

Sub: Allotment of 1,549,157 equity shares to Dr. Prathap C Reddy

We acknowledge receipt of your letter Ref. No. NSE/LIST/108515-W dt.22nd May 2009.

Please find enclosed copy of the letters received from:-

(a) NSDL, confirming the credit of 1,549,157 equity shares to the beneficiary account.

(b) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

File No. 82-34893

Ref : ISIN US0376081065 – Rule 144a GDR
ISIN US0376082055 – Reg. S GDR

IS/ISO 9001:2000

Organization Accredited by Joint Commission International

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com
Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Central Depository Services (India) Limited

CDSL/OPS/RP/2009-10/6087 June 1, 2009

The Company Secretary
Apollo Hospital Enterprise Limited
Ali Towers, III Floor,
No. 55, Greams Road,
Chennai – 600 006.

Dear Sir,

Sub: Allotment of Equity Shares on Conversion of Warrants..

We write in connection to the captioned subject.

We are pleased to inform you that the equity shares of Rs.10/- each of your company, as per details given below, have been admitted for dematerialisation under the **ISIN** INE437A01016.

No. of Shares	Distinctive Numbers
15,49,157	6,02,35,703 To 6,17,84,859

If you require any clarifications in this regard please feel free to call Ms. Rupali Prabhu or Mr. Rakesh Dalvi or Ms. Urmila Chougule on 022-22723333 Extn: 8608/8680/8685 or email at rupalip@cdslindia.com, rakeshd@cdslindia.com or urmilac@cdslindia.com.

Thanking you.

Yours sincerely,
For **Central Depository Services (India) Limited**

Rupali Kinalekar
Manager – Operations

Cc to: The General Manager – Listing – BSE.
The Asst. Vice President – Listing – NSE.

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Regd. Office : Phiroze Jeejeebhoy Towers, 17th Floor, Dalal Street, Fort, Mumbai - 400 001.
Phone : 91-22-2272 3333 • Fax : 91-22-2272 3199
Website : www.cdslindia.com

From: NSDL [iifd@nsdl.co.in]
Sent: Saturday, May 30, 2009 11:24 AM
To: apolloshares@vsnl.net
Cc: anjalin@nsdl.co.in
Subject: Sub. : Conversion of warrants into equity shares.

SIGNED Ref.
CA_COM 77953_

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This message is for the named addressee' use only. It may contain NSDL confidential, proprietary or legally privileged information. If you receive this message in error, please immediately delete it. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient. Unless otherwise stated, any commercial information given in this message does not constitute an offer to deal on any terms quoted. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.
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This message is for the named addressee' use only. It may contain NSDL

confidential, proprietary or legally privileged information. If you receive

this message in error, please immediately delete it. You must not, directly

or indirectly, use, disclose, distribute, print, or copy any part of this message

if you are not the intended recipient.Unless otherwise stated, any commercial

Information given in this message does not constitute an offer to deal on the terms quoted. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.

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National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref. :II/CA/COM/77953/2009

May 30, 2009

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Dear Sir,

Sub. : Conversion of warrants into equity shares.

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date	Lock-in Release Date
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	1549157	30/05/2009	19/10/2010

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Chandrashekhar Tilak
Executive Vice President

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown
Digitally signed by Chandrashekhar Tilak
Date: 2009.05.30 11:24:25 +05:30
Reason: Authentication
Location: NSDL, Mumbai

APOLLOSHARES

From: NSDL [info@nsdl.co.in]
Sent: Tuesday, June 02, 2009 7:26 PM
To: apolloshares@vsnl.net; sureshbabu@iepindia.com; yesbalu@iepindia.com
Cc: anjalin@nsdl.co.in
Subject: Sub: Conversion of warrants into equity shares

2009-0922 ...tment of additio.. SIGNED_Ref-NSDL_...II_AN_6472_200...

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...is mail has been scanned by InterScan.
****

Dear Sir,

...e document attached with this email is a digitally signed PDF File. In case the ...gnature validity is unknown you need Acrobat Reader 6.0 or higher to verify the digital ...gnatures. Please follow steps mentioned below if you intend to verify the digital ...gnature.

Open the PDF document.
Click on digital signature which will take you to the screen for Signature Validation ...atus then click on signature properties.
Click on show certificate which will take you to certificate viewer screen.
Click on trust in this screen and then click on add to trusted sources.
After you click OK to Acrobat Security Screen the digital signature will get verified.

...r any further clarification regarding digital signature you may contact Mr. Dharmendra ...ota on 022-2499 4569.

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...is message is for the named addressees' use only. It may contain NSDL confidential, ...oprietary or legally privileged information. If you receive this message in error, ...ease immediately delete it. You must not, directly or indirectly, use, disclose, ...stribute, print, or copy any part of this message if you are not the intended ...cipient. Unless otherwise stated, any commercial information given in this message does ...t constitute an offer to deal on any terms quoted. Any reference to the terms of ...ecuted transactions should be treated as preliminary only and subject to our formal ...itten confirmation.
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...is message is for the named addressees' use only. It may contain NSDL

...nfidential, proprietary or legally privileged information. If you receive

...is message in error, please immediately delete it. You must not, directly

...indirectly, use, disclose, distribute, print, or copy any part of this message

...you are not the intended recipient. Unless otherwise stated, any commercial

[illegible] this [illegible] does [illegible] constitute an offer to deal on [illegible] to [illegible] transactions [illegible] only [illegible] subject to our formal written [illegible].

****

National Securities Depository Ltd.
... Floor, 'A' W... Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref-NSDL II/AN 6472/2009

June 02, 2009

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai 600 006

Dear Sir ,

Sub: Conversion of warrants into equity shares

We refer to your letter on the above subject and enclose a copy of the Circular No. NSDL/PI/2009/0922 dated June 01,2009 issued to our Depository Participants for your information.

Yours faithfully,

Chandrashekhar Tilak
Executive Vice President

Encl.: as above

CC: Mr. Suresh Babu K
Dy. General Manager
Integrated Enterprises (India) Ltd.
2nd Floor
Kences Towers
No.1, Ramakrishna Street, North Usman Road
Chennai 600 017

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. Venkataraman
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown
Digitally signed by Chandrashekhar Tilak
Date: 2009.06.02 10:26 ... +05:30
Reason: Authentication
Location: NSDL, Mumbai

National Securities Depository Ltd.

Participant Interface
Circular

ircular No.: NSDL/PI/2009/0922

Date: June 1, 2009

All Participants are hereby informed that the following Issuers have intimated that securities as per the details given below have been allotted:

Sr. No.	Company Name	ISIN	Type of security	Description	Date of allotment	Distinctive numbors	
						From	*To*
1.	JIK Industries Ltd.	INE026B01049	Equity shares	Issue of shares on preferential basis pursuant to BIFR order	29.04.2009	2,52,61,496	2,77,27,295
2.	Mphasis Limited	INE356A01018	Equity shares	ESOP	18.05.2009	20,90,76,734	20,90,83,033
3.	ICICI Bank Limited	INE090A01013	Equity shares	ESOP	25.05.2009	1,11,33,64,766	1,11,33,83,890
4.	PTC India Limited	INE877F01012	Equity Shares	Issue of equity shares under Qualified Institutions Placements	27.05.2009	22,74,19,001	29,04,84,600
5.	Housing Development Finance Corporation Limited	INE001A01028	Equity Shares	Conversion of FCCB's into equity shares	21.05.2009	28,44,59,637	28,45,03,382
6.	Unichem Laboratories Limited	INE351A01027	Equity Shares	ESOP	21.05.2009	3,60,54,901	3,60,56,600
7.	Network 18 Media & Investments Limited	INE870H01013	Equity Shares	Conversion of Warrants into equity	05.05.2009	7,19,35,615	7,19,42,159
8.	Kavveri Telecom Products Limited	INE641C01019	Equity Shares	Scheme of Amalgamation - shares in abeyance	14.12.2005	53,37,301	53,44,762
						61,15,152	61,57,534
						65,45,201	66,03,950
						66,39,201	66,97,950
						67,33,201	67,91,950
						68,62,451	71,56,200
						73,64,764	75,41,015
						76,46,763	78,23,012
						[illegible],28,763	81,05,013
						83,16,513	91,97,762
9.	Kabirdass Motor Company Ltd.	INE130K01016	Equity shares	Further issue	30.03.2009	91,00,001	1,00,00,000
10.	Gemstone Investments Ltd	INE503D01019	Equity shares	Conversion of warrants into equity	09.02.2009	30,00,001	49,25,000

11	Mphasis Limited	INE356A01018	Equity shares	ESOP	25.05.2009	20,90,83,034	20,91,21,777
12.	Firstsource Solutions Limited	INE684F01012	Equity Shares	ESOP	29.05.2009	42,81,89,683	42,84,82,807
13.	Apollo Hospitals Enterprises Ltd	INE437A01016	Equity Shares	Conversion of warrants into equity shares	18.04.2009	6,02,35,703	6,17,84,859

For and on behalf of
National Securities Depository Limited

Kaushal Shah
Manager

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K.Venkataraman
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown

Digitally signed by Kaushal R Shah
Date: 2009.06.01 15:04:24 +05:30
Reason: Authentication
Location: NSDL, Mumbai

Date: June 3, 2009

Ms. Shradde Thambe,
Dept. of Corporate Services,
Bombay Stock Exchange Ltd (BSE)
Phiroze Jheejheebhoy Towers,
Dalal Street, Mumbai - 400 001.

Madam,

Sub: Allotment of 1,549,157 equity shares to Dr. Prathap C Reddy

This is further to our letter dated 29th May 2009.

Please find enclosed the copy of the letters received from:-

(a) NSDL, confirming the credit of 1,549,157 equity shares to the beneficiary account.

(b) CDSL, admitting the above said equity shares into the demat segment.

We request you to grant approval for final listing and trading the above said equity shares with your stock exchange.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

CC : The Secretary,
Luxembourg Stock Exchange,
B.P. 165,
L-2011 Luxembourg.

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Ref : ISIN US0376081065 – Rule 144a GDR
ISIN US0376082055 – Reg. S GDR

File No. 82-34893

IS/ISO 9001:2000

Organization Accredited by Joint Commission International

Central Depository Services (India) Limited

CDSL/OPS/RP/2009-10/6087 June 1, 2009

The Company Secretary
Apollo Hospital Enterprise Limited
Ali Towers, III Floor,
No. 55, Greams Road,
Chennai – 600 006.

Dear Sir,

Sub: Allotment of Equity Shares on Conversion of Warrants.

We write in connection to the captioned subject.

We are pleased to inform you that the equity shares of Rs.10/- each of your company, as per details given below, have been admitted for dematerialisation under the ISIN INE437A01016.

No. of Shares	Distinctive Numbers
15,49,157	6,02,35,703 To 6,17,84,859

If you require any clarifications in this regard please feel free to call Ms. Rupali Prabhu or Mr. Rakesh Dalvi or Ms. Urmila Chougule on 022-22723333 Extn: 8608/8680/8685 or email at rupalip@cdslindia.com, rakeshd@cdslindia.com or urmilac@cdslindia.com.

Thanking you.

Yours sincerely,
For Central Depository Services (India) Limited

Rupali Kinalekar
Manager – Operations

Cc to: The General Manager – Listing – BSE.
The Asst. Vice President – Listing – NSE.

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

APOLLOSHARES

From: NSDL [iifd@nsdl.co.in]
Sent: Saturday, May 30, 2009 11:24 AM
To: apolloshares@vsnl.net
Cc: anjalin@nsdl.co.in
Subject: Sub. : Conversion of warrants into equity shares.

SIGNED_Ref. CA COM 77953_[illegible]

****
Your mail has been scanned by InterScan.
***********-************

Dear Sir,

The document attached with this email is a digitally signed PDF File. In case the signature validity is unknown you need Acrobat Reader 6.0 or higher to verify the digital signatures. Please follow steps mentioned below if you intend to verify the digital signature.

1) Open the PDF document.
2) Click on digital signature which will take you to the screen for Signature Validation Status then click on signature properties.
3) Click on show certificate which will take you to certificate viewer screen.
4) Click on trust in this screen and then click on add to trusted sources.
5) After you click OK to Acrobat Security Screen the digital signature will get verified.

For any further clarification regarding digital signature you may contact Mr. Dharmendra Gupta on 022-2499 4569.

****
This message is for the named addressees' use only. It may contain NSDL confidential, proprietary or legally privileged information. If you receive this message in error, please immediately delete it. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient.Unless otherwise stated, any commercial information given in this message does not constitute an offer to deal on any terms quoted. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.
****

****
This message is for the named addressees' use only. It may contain NSDL

confidential, proprietary or legally privileged information. If you receive

this message in error, please immediately delete it. You must not, directly

or indirectly, use, disclose, distribute, print, or copy any part of this message

if you are not the intended recipient.Unless otherwise stated, any commercial

... in this message does not constitute an offer to deal on the terms quoted. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.

****

National Securities Depository Ltd.

4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref: II/CA/COM/77953/2009

May 30, 2009

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai - 600 006

Dear Sir,

Sub. : Conversion of warrants into equity shares.

As per the corporate action(s) executed by your R&T Agent/Registry Division viz; Integrated Enterprises (India) Ltd., Equity Shares were credited/debited to the account(s) in the NSDL system, details of which are given below :

ISIN	ISIN Description	D/C	Records	QTY	Execution Date	Lock-in Release Date
INE437A01016	APOLLO HOSP. EQ	CREDIT	1	1549157	30/05/2009	19/10/2010

You may contact your R&T Agent/Registry Division for further details in this regards.

Yours faithfully,

Chandrashekhar Tilak
Executive Vice President

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. Venkataraman
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown
Digitally signed by Chandrashekhar Tilak
Date: 2009.05.30 11:24:35 +05'30
Reason: Authentication
Location: NSDL, Mumbai

Visit our website at www.nsdl.co.in

_..oSHARES

rom: NSDL [iifd@nsdl.co.in]
ent: Tuesday, June 02, 2009 7:26 PM
o: apolloshares@vsnl.net; sureshbabu@iepindia.com; yesbalu@iepindia.com
c: anjalin@nsdl.co.in
ubject: Sub: Conversion of warrants into equity shares

2009-0922 ...tment of additio... SIGNED_Ref-NSDL_...II_AN_6472_200...

****
This mail has been scanned by InterScan.
****

[illegible]

The document attached with this email is a digitally signed PDF File. In case the signature validity is unknown you need Acrobat Reader 6.0 or higher to verify the digital signatures. Please follow steps mentioned below if you intend to verify the digital signature.

1. Open the PDF document.
2. Click on digital signature which will take you to the screen for Signature Validation Status then click on signature properties.
3. Click on show certificate which will take you to certificate viewer screen.
4. Click on trust in this screen and then click on add to trusted sources.
5. After you click OK to Acrobat Security Screen the digital signature will get verified.

For any further clarification regarding digital signature you may contact Mr. Dharmendra [illegible]

****
This message is for the named addressees' use only. It may contain NSDL confidential, proprietary or legally privileged information. If you receive this message in error, please immediately delete it. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient. Unless otherwise stated, any commercial information given in this message does not constitute an offer to deal on any terms quoted. Any reference to the terms of executed transactions should be treated as preliminary only and subject to our formal written confirmation.
****

****
This message is for the named addressees' use only. It may contain NSDL

confidential, proprietary or legally privileged information. If you receive

this message in error, please immediately delete it. You must not, directly

or indirectly, use, disclose, distribute, print, or copy any part of this message

if you are not the intended recipient. Unless otherwise stated, any commercial

[illegible] ven in this message does not constitute an offer to deal on [illegible] terms. Any reference to the terms of executed transactions [illegible] be treated as preliminary only and subject to our formal written [illegible]rmation.

****

National Securities Depository Ltd.
4th Floor, 'A' Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013
Tel: 91-22-2499 4200, Fax : 91-22-2497 6351, e-mail : info@nsdl.co.in

Ref-NSDL/II/AN/6472/2009 June 02, 2009

Mr. S. K. Venkataraman
Chief Financial Officer and Company Secretary
Apollo Hospitals Enterprises Limited
Ali Towers, III Floor
No. 55, Greams Road
Chennai 600 006

Dear Sir,

Sub: Conversion of warrants into equity shares

We refer to your letter on the above subject and enclose a copy of the Circular No. NSDL/PI/2009/0922 dated June 01.2009 issued to our Depository Participants for your information.

Yours faithfully,

Chandrashekhar Tilak
Executive Vice President

Encl.: as above

CC: Mr. Suresh Babu K
Dy. General Manager
Integrated Enterprises (India) Ltd.
2nd Floor
Kences Towers
No.1, Ramakrishna Street, North Usman Road
Chennai 600 017

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown
Digitally signed by Chandrashekhar Tilak
Date: 2009.06.02 19:26:0 +05:30
Reason: Authentication
Location: NSDL, Mumbai

National Securities Depository Ltd.

Participant Interface

Circular

Circular No.: NSDL/PI/2009/0922

Date: June 1, 2009

All Participants are hereby informed that the following Issuers have intimated that securities as per the details given below have been allotted:

Sr. No.	Company Name	ISIN	Type of security	Description	Date of allotment	Distinctive numbers	
						From	To
1.	JIK Industries Ltd.	INE026B01049	Equity shares	Issue of shares on preferential basis pursuant to BIFR order	29.04.2009	2,52,61,496	2,77,27,295
2.	Mphasis Limited	INE356A01018	Equity shares	ESOP	18.05.2009	20,90,76,734	20,90,83,033
3.	ICICI Bank Limited	INE090A01013	Equity shares	ESOP	25.05.2009	1,11,33,64,766	1,11,33,83,890
4.	PTC India Limited	INE877F01012	Equity Shares	Issue of equity shares under Qualified Institutions Placements	27.05.2009	22,74,19,001	29,04,84,600
5.	Housing Development Finance Corporation Limited	INE001A01028	Equity Shares	Conversion of FCCB's into equity shares	21.05.2009	28,44,59,637	28,45,03,382
6	Unichem Laboratories Limited	INE351A01027	Equity Shares	ESOP	21.05.2009	3,60,54,901	3,60,56,600
7.	Network 18 Media & Investments Limited	INE870H01013	Equity Shares	Conversion of Warrants into equity	05.05.2009	7,19,35,615	7,19,42,159
8	Kavveri Telecom Products Limited	INE641C01019	Equity Shares	Scheme of Amalgamation - shares in abeyance	14.12.2005	53,37,301	53,44,762
						61,15,152	61,57,534
						65,45,201	66,03,950
						66,39,201	66,97,950
						67,33,201	67,91,950
						68,62,451	71,56,200
						73,64,764	75,41,015
						76,46,763	78,23,012
						[illegible],28,763	81,05,013
						83,16,513	91,97,762
9.	Kabirdass Motor Company Ltd.	INE130K01016	Equity shares	Further issue	30.03.2009	91,00,001	1,00,00,000
10.	Gemstone Investments Ltd	INE503D01019	Equity shares	Conversion of warrants into equity	09.02.2009	30,00,001	49,25,000

11	Mphasis Limited	INE356A01018	Equity shares	ESOP	25.05.2009	20,90,83,034	20,91,21,777
12	Firstsource Solutions Limited	INE684F01012	Equity Shares	ESOP	29.05.2009	42,81,89,683	42,84,82,807
13.	Apollo Hospitals Enterprises Ltd	INE437A01016	Equity Shares	Conversion of warrants into equity shares	18.04.2009	6,02,35,703	6,17,84,859

For and on behalf of
National Securities Depository Limited

Kaushal Shah
Manager

For APOLLO HOSPITALS ENTERPRISE LTD.
S.K. VENKATARAMAN
Chief Financial Officer &
Company Secretary

Validity unknown
Digitally signed by Kaushal R Shah,
Date: 2009.06.01 15:04:25 +05:30
Reason: Authentication
Location: NSDL, Mumbai